ESSEX PROPERTY TRUST, INC.

Operating Results (Dollars in thousands, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	**2003**	2002
Revenues:				
Rental	$ **53,431**	$ 42,337	$ **161,131**	$ 126,223
Other property	**1,824**	1,292	**5,301**	4,004
Total property revenues	**55,255**	43,629	**166,432**	130,227
Interest and other	**2,982**	5,166	**9,247**	18,961
	58,237	48,795	**175,679**	149,188
Expenses:				
Property operating	**18,526**	12,838	**54,927**	37,412
Depreciation and amortization	**12,308**	9,129	**35,473**	27,229
Interest	**10,528**	8,621	**31,858**	26,062
Amortization of deferred financing costs	**333**	147	**825**	442
General and administrative	**1,678**	1,482	**5,208**	4,747
Total expenses	**43,373**	32,217	**128,291**	95,892
Income from continuing operations before minority interests and discontinued operations	**14,864**	16,578	**47,388**	53,296
Minority interests	**(5,604)**	(5,964)	**(17,247)**	(18,313)
Income from continuing operations	**9,260**	10,614	**30,141**	34,983
Discontinued operations (net of minority interests):				
Operating income from real estate sold	**--**	--	**--**	225
Gain on sale of real estate	**--**	--	**--**	8,061
Net income available to common stockholders	$ **9,260**	$ 10,614	$ **30,141**	$ 43,269
Net income per share - basic	$ **0.44**	$ 0.58	$ **1.43**	$ 2.34
Net income per share - diluted	$ **0.43**	$ 0.57	$ **1.42**	$ 2.32

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Operating Results Selected Line Item Detail (Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	**2003**	2002
Interest and other				
Interest income	$ **190**	$ 1,735	$ **652**	$ 4,662
Equity income in co-investments	**1,848**	1,835	**5,458**	7,135
Fee income	**913**	652	**2,580**	2,263
Gain on sale of co-investment activities, net	**--**	19	**--**	1,408
Miscellaneous - non-recurring	**31**	925	**557**	3,493
Interest and other	$ **2,982**	$ 5,166	$ **9,247**	$ 18,961
Property operating expenses				
Maintenance and repairs	$ **4,540**	$ 2,965	$ **12,476**	$ 8,131
Real estate taxes	**4,407**	3,158	**13,144**	9,426
Utilities	**3,303**	2,050	**9,015**	6,333
Administrative	**4,377**	3,403	**14,950**	10,075
Advertising	**1,016**	658	**2,878**	2,011
Insurance	**883**	604	**2,464**	1,436
Property operating expenses	$ **18,526**	$ 12,838	$ **54,927**	$ 37,412
General and administrative				
Total general and administrative	$ **3,134**	$ 2,819	$ **9,616**	$ 9,448
Allocated to property operating expense - administrative	**(697)**	(603)	**(2,051)**	(1,783)
Allocated to Essex Management Corporation	**(615)**	(532)	**(1,907)**	(2,010)
Capitalized and incremental to real estate under development	**(144)**	(202)	**(450)**	(908)
Net general and administrative	$ **1,678**	$ 1,482	$ **5,208**	$ 4,747
Minority interest				
Limited partners of Essex Portfolio, L.P.	$ **992**	$ 1,318	$ **3,242**	$ 4,311
Perpetual preferred distributions	**4,580**	4,580	**13,740**	13,739
Series Z incentive units	**--**	39	**175**	158
Third party ownership interests	**32**	27	**90**	105
Minority interests	$ **5,604**	$ 5,964	$ **17,247**	$ 18,313

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Funds From Operations (Dollars in thousands, except per share amounts)		Three Months Ended September 30,			Nine Months Ended September 30,	
		2003	2002		**2003**	2002
Funds From Operations						
Income from continuing operations before						
minority interests and discontinued operations	$	**14,864**	$ 16,578	$	**47,388**	$ 53,296
Adjustments:						
Gain on sale of co-investment activities, net		**--**	(19)		**--**	(1,408)
Depreciation and amortization		**12,308**	9,129		**35,473**	27,229
Depr. and amort. - unconsolidated co-investments		**2,663**	2,170		**7,071**	5,892
Minority interests		**(4,612)**	(4,607)		**(13,829)**	(13,816)
Income from discontinued operations		**--**	--		**--**	225
Depreciation - discontinued operations		**--**	--		**--**	191
Funds from operations	$	**25,223**	$ 23,251	$	**76,103**	$ 71,609
Components of the change in FFO						
Same property NOI	$	**(1,221)**		$	**(4,210)**	
Non-same property NOI		**7,159**			**22,900**	
Income and depreciation from discontinued operations		**--**			**(416)**	
Other - corporate and unconsolidated co-investments		**(1,672)**			**(7,127)**	
Interest expense and amortization of deferred financing		**(2,093)**			**(6,179)**	
General and administrative		**(196)**			**(461)**	
Minority interests		**(5)**			**(13)**	
Funds from operations	$	**1,972**		$	**4,494**	
Funds from Operations Per Share - Diluted	$	**1.07**	$ 1.12	$	**3.23**	$ 3.42
Percentage Increase		**-4.5%**			**-5.6%**	
Weighted average number of shares outstanding diluted (1)		**23,647,225**	20,829,211		**23,535,160**	20,962,971

(1) Assumes conversion of all outstanding operating partnership interests in the Operating Partnership into
     shares of the Company's common stock.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Balance Sheet

(Dollars in thousands)

	September 30, 2003	December 31, 2002
Real Estate:		
Land and land improvements	$ 392,156	$ 368,712
Buildings and improvements	1,212,194	1,147,244
	1,604,350	1,515,956
Less: accumulated depreciation	(227,300)	(191,821)
	1,377,050	1,324,135
Investments	88,831	61,212
Real estate under development	96,203	143,756
	1,562,084	1,529,103
Cash and cash equivalents	20,472	17,827
Other assets	71,077	66,532
Deferred charges, net	5,448	6,272
Total assets	$ 1,659,081	$ 1,619,734
Mortgage notes payable	$ 664,596	$ 677,563
Lines of credit	162,700	126,500
Other liabilities	61,854	61,827
	889,150	865,890
Minority interests	263,683	262,530
Stockholders' Equity:		
Convertible preferred stock	--	--
Common stock	2	2
Cumulative redeemable preferred stock, liquidation value	25,000	--
Additional paid-in-capital	544,252	535,125
Distributions in excess of accumulated earnings	(63,006)	(43,813)
Total liabilities and stockholders' equity	$ 1,659,081	$ 1,619,734

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Debt Summary - September 30, 2003

(Dollars in thousands)

	Percentage of Total Debt	Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable				
Fixed rate - secured	72%	$ 595,024	6.9%	6.9
Tax exempt variable (2)	8%	69,572	3.7%	22.2
Total mortgage notes payable		**664,596**	6.5%	8.5
Lines of credit (3)	20%	162,700	2.3%	
Total debt	100%	$ **827,296**	**5.7%**	

Scheduled principal payments (excludes lines of credit)

2003	$ 1,689
2004	7,901
2005	41,003
2006	20,397
2007	63,130
Thereafter	530,476
Total	$ 664,596

Interest expense coverage is 3.6 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended September 30, 2003 was $1,239.

(1)   Weighted average interest rate for variable rate debt are approximate current values.

(2)   Interest rate protection agreements cap the total all in interest rate at a range of 7.1% to 7.3%.
      These agreements expire between 2003 and 2004.

(3)   One line of credit commitment is $185 million and matures in May 2004. A second line of credit commitment is $30 million
      and matures in December 2003. Interest on these lines is based on a tiered rate structure tied to the Company's
      corporate ratings and is currently at LIBOR plus 1.10%.

See Company's 10-K and 10-Q for additional disclosures

E S S E X   P R O P E R T Y   T R U S T, I N C.

Capitalization - September 30, 2003

(Dollars in thousands, except per share data)

Total debt	$	827,296
Common stock and potentially dilutive securities		
Common stock outstanding		21,187
Limited partnership units (1)		2,325
Options-treasury method		156
Total common stock and potentially dilutive securities		23,668 shares
Common stock price per share as of September 30, 2003	$	62.710
Market value of common stock and potentially dilutive securities	$	1,484,220
Perpetual preferred units/stock	$	235,000 8.626% weighted average pay rate
Total equity capitalization	$	1,719,220
Total market capitalization	$	2,546,516
Ratio of debt to total market capitalization		32.5%

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended September 30, 2003 and 2002

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2003	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change
Revenues:															
Same property revenues	$ **17,914**	$ 17,263	3.8%	$ **12,189**	$ 13,589	-10.3%	$ **10,032**	$ 10,534	-4.8%	$ **--**	$ --	n/a	$ **40,135**	$ 41,386	-3.0%
Non same property revenues(2)	**9,270**	1,297		**2,910**	811		**--**	--		**2,940**	135		**15,120**	2,243	
Total Revenues	$ **27,184**	$ 18,560		$ **15,099**	$ 14,400		$ **10,032**	$ 10,534		$ **2,940**	$ 135		$ **55,255**	$ 43,629	
Property operating expenses:															
Same property operating expenses	$ **5,155**	$ 5,104	1.0%	$ **3,836**	$ 3,702	3.6%	$ **3,259**	$ 3,474	-6.2%	$ **--**	$ --	n/a	$ **12,250**	$ 12,280	-0.2%
Non same property operating expenses(2)	**3,442**	264		**1,063**	229		**--**	--		**1,771**	65		**6,276**	558	
Total property operating expenses	$ **8,597**	$ 5,368		$ **4,899**	$ 3,931		$ **3,259**	$ 3,474		$ **1,771**	$ 65		$ **18,526**	$ 12,838	
Net operating income:															
Same property net operating income	$ **12,759**	$ 12,159	4.9%	$ **8,353**	$ 9,887	-15.5%	$ **6,773**	$ 7,060	-4.1%	$ **--**	$ --	n/a	$ **27,885**	$ 29,106	-4.2%
Non same property operating income(2)	**5,828**	1,033		**1,847**	582		**--**	--		**1,169**	70		**8,844**	1,685	
Total net operating income	$ **18,587**	$ 13,192		$ **10,200**	$ 10,469		$ **6,773**	$ 7,060		$ **1,169**	$ 70		$ **36,729**	$ 30,791	
Same property operating margin	**71%**	70%		**69%**	73%		**68%**	67%		**n/a**	n/a		**69%**	70%	
Same property turnover percentage	**61%**	68%		**69%**	67%		**70%**	70%		**n/a**	n/a		**66%**	68%	
Same property concessions	$ **203**	$ 212		$ **487**	$ 327		$ **508**	$ 290		$ **--**	$ --		$ **1,198**	$ 829	
Average same property concessions per turn (In dollars)	$ **274**	$ 256		$ **786**	$ 543		$ **660**	$ 376		$ **--**	$ --		$ **562**	$ 377	
Net operating income percentage of total	**51%**	43%		**28%**	34%		**18%**	23%		**3%**	0%		**100%**	100%	
Loss to lease(3)	$ **6,403**			$ **(1,090)**			$ **(77)**			$ **n/a**			$ **5,236**		
Loss to lease as a percentage of rental income	**5.3%**			**-1.9%**			**-0.1%**			**n/a**			**2.6%**		

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2) Includes properties which subsequent to June 30, 2002, were either acquired, in a stage of development or redevelopment without stabilized operations.
(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

Reconciliation of apartment units at end of period

	2003	2002		**2003**	2002		**2003**	2002		**2003**	2002		**2003**	2002	
Same property consolidated apartment units	**4,869**	4,869		**3,597**	3,597		**4,402**	4,402		**--**	--		**12,868**	12,868	
Consolidated Apartment Units	**8,143**	5,460		**4,007**	3,737		**4,402**	4,402		**578**	--		**17,130**	13,599	
Down REIT	**1,360**	1,360		**170**	170		**301**	301		**--**	--		**1,831**	1,831	
Joint Venture	**5,277**	3,930		**116**	116		**741**	741		**--**	--		**6,134**	4,787	
Under Development	**686**	689		**682**	832		**--**	--		**--**	--		**1,368**	1,521	
Total apartment units at end of period	**15,466**	11,439		**4,975**	4,855		**5,444**	5,444		**578**	--		**26,463**	21,738	
Percentage of total	**58%**	53%		**19%**	22%		**21%**	25%		**2%**	0%		**100%**	100%	
Average same property financial occupancy	**97.0%**	96.3%		**95.6%**	96.8%		**94.8%**	94.8%		**0.0%**	0.0%		**96.0%**	96.1%	

See Company's 10-K and 10-Q for additional disclosures

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended September 30, 2003, September 30, 2002 and June 30, 2003
(Dollars in thousands)

	Units	September 30, 2003	September 30, 2002	% Change	June 30, 2003	% Change
Southern California						
Ventura County	989	$ 3,296	$ 3,177	3.7%	$ 3,290	0.2%
Los Angeles County	2,873	10,754	10,319	4.2%	10,449	2.9%
Orange County	783	3,216	3,158	1.8%	3,189	0.8%
San Diego County	224	648	609	6.4%	610	6.2%
Total Southern California	4,869	$ 17,914	$ 17,263	3.8%	$ 17,538	2.1%
Northern California						
San Francisco County	99	$ 347	$ 365	-4.9%	$ 350	-0.9%
Santa Clara County	1,556	5,517	6,146	-10.2%	5,843	-5.6%
Alameda County	1,116	3,317	3,791	-12.5%	3,557	-6.7%
Contra Costa County	826	3,008	3,287	-8.5%	3,091	-2.7%
Total Northern California	3,597	$ 12,189	$ 13,589	-10.3%	$ 12,841	-5.1%
Pacific Northwest						
Seattle	3,527	$ 8,331	$ 8,666	-3.9%	$ 8,444	-1.3%
Portland	875	1,701	1,868	-8.9%	1,770	-3.9%
Total Pacific Northwest	4,402	$ 10,032	$ 10,534	-4.8%	$ 10,214	-1.8%
Total same property revenues	12,868	$ 40,135	$ 41,386	-3.0%	$ 40,593	-1.1%

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Development Communities - September 30, 2003

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
The San Marcos (formerly Vista del Mar)	Richmond, CA	312	$ 52.3	$ 52.0	$ 0.3	Jul-02	Oct-03	96%	90%
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	46.0	35.7	10.3	Nov-03	Sep-04	n/a	n/a
The San Marcos Phase II	Richmond, CA	120	23.9	8.5	15.4	Jun-04	Oct-04	n/a	n/a
Subtotal - direct development		756	$ 122.2	$ 96.2	$ 26.0				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	$ 56.8	$ 25.8	$ 31.0	May-04	Mar-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	27.1	17.8	Apr-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.8	5.8	0.0			n/a	n/a
Total - development		1,368	$ 229.7	$ 154.9	$ 74.8				

Stabilized Communities - Third Quarter 2003

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.
(2) The Company has a 21.4% interest in development projects owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - September 30, 2003
(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 755	$ 2,674	Apr-03	(1)
Rosebeach (2)	174	3,537	1,788	1,749	Mar-03	(1)
Total	782	$ 6,966	$ 2,543	$ 4,423		

Re-stabilized Communities - Third Quarter 2003

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors.
These will be completed in the normal course of unit turnover.

(2) The Company has a 21.4% interest in the asset owned by the Fund.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Investments - September 30, 2003
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Type	Interest Rate	Maturity Date	Down REIT Units	$62.710 Value of Down REIT Unit	Essex Equity Value(2)
Down REITs									
Highridge, Rancho Palos Verde, CA			$ 19,784	Fixed	6.26%	Jun-07			
Anchor Village, Mukilteo, WA			10,750	Var/bonds	5.50%	Dec-27			
Barkley Apartments, Anaheim, CA			5,274	Fixed	6.63%	Feb-09			
Brookside Oaks, Sunnyvale, CA			14,928	Fixed	7.90%	Oct-10			
Capri at Sunny Hills, Fullerton, CA			12,296	Fixed	5.37%	Aug-07			
Hearthstone, Santa Ana, CA			9,959	Fixed	7.01%	Jun-08			
Montejo, Garden Grove, CA			6,145	Fixed	6.98%	Feb-11			
Treehouse, Santa Ana, CA			8,273	Fixed	6.98%	Feb-11			
Valley Park, Fountain Valley, CA			10,481	Fixed	6.98%	Feb-11			
Villa Angelina, Placentia, CA			14,172	Fixed	6.98%	Feb-11			
	$ 12,894	$ 213,961	112,062				1,469	$ 92,120	$ 9,779
Joint Ventures							Value of Equity	Company Ownership	
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			12,281	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,904	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,344	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,565	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,500	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,852	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			23,054	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,960	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,590	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			38,330	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,803	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			--						
Rivermark, Santa Clara, CA (development)			--						
Line of credit			36,572	Var.	LIBOR+.875%	Dec-03			
	45,184	441,334	273,037				$ 168,297	21.4%	36,016
AEW									
The Pointe at Cupertino, Cupertino, CA			--						
Tierra Vista, Oxnard, CA			37,491	Fixed	5.93%	Jun-07			
	7,166	76,173	37,491				38,682	20.0%	7,736
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			56,282	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,559	Fixed	5.30%	Dec-12			
	12,150	153,147	105,841				47,306	49.9%	23,606
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,735	27,752	21,456	Fixed	6.90%	Aug-29	6,296	45.0% (4)	5,735
Other	5,702								5,702
	$ 88,831								$ 88,574

(1) Estimated value based on estimated 2003 net operating income applying capitalization rates ranging from 7.25% to 7.75% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at September 30, 2003.

(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.

(4) The Company's 45% ownership interest receives a cumulative preferred return.

See Company's 10-K and 10-Q for additional disclosures

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,288	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,216	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,642	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,260	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,294	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,880			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,668	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,980	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,180	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,584	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,892	1989	1989	
				8%	1,982	1,645,004			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,296	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,270	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,012	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,967	2003	2003	
				6%	1,386	1,137,945			
	Contra Costa County								
	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,716			
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,930			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,136	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,104	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				3%	826	772,040			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,095	1999	1973	
20	**Total San Francisco Bay Area**			17%	4,293	3,619,084			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,573	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,591	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,202	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,870	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,720	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,672	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,170	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,468	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,112	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,860	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,968	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,475	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,101	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,295	1999	1972	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,036	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,250	1997	1972	
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,669	2003	1981	
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,072	1999	1970	
				20%	4,950	4,028,904			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,072	1996	1985	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,254	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,144	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,120	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,568	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,938			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,160	1997	1971	
				7%	1,752	1,490,218			

Orange County

	Name	Address	City	State	Units	Sq Ft	Col1	Col2
1	Barkley Apartments	2400 E. Lincoln Ave.	Anaheim	CA	161	139,835	2000	1984
1	Vista Pointe	175-225 S. Rio Vista	Anaheim	CA	286	242,410	1985	1968
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,788	2001	1969
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,130 (1)	1997	1992
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,280	2001	1974
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,763	1997	1984
1	Huntington Villas	16761 Viewpoint Lane	Huntington Beach	CA	400	352,872	2003	1972
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,456		
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,510	1999	1999
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,319	2002	1970
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,032	1997	1985
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,677	1999	1968
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,716	1999	1969
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,160	1999	1972
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,820	2001	1970
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,762	2001	1970
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,760	2000	1969
				20%	5,069	4,248,334		

San Diego County

	Name	Address	City	State	Units	Sq Ft	Col1	Col2
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,424	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,824	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,960	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,140	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,583	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,696	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,730	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,432	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,630	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,764	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,744	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,480		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,890	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,840	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,440	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,260	2002	1983
				12%	3,009	2,250,657		

| 68 | **Total Southern California** | | | 59% | 14,780 | 12,018,113 | | |

SEATTLE METROPOLITAN AREA

	Name	Address	City	State	Units	Sq Ft	Col1	Col2
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,036	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,317	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,792	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,590	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,316	1990	1978
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,624	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,125	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,872	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,778	1999	1999
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,366	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,448	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,340	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,360	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,928	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,935	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,037	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,271	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,584	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,325	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,290 (2)	1994	1990
21	**Total Seattle Metropolitan Area**			16%	4,073	3,397,634		

PORTLAND METROPOLITAN AREA

	Name	Address	City	State	Units	Sq Ft	Col1	Col2
1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,804	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,896	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,934	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,056	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,377	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,144	1997	1989
6	**Total Portland Metropolitan Area**			5%	1,371	1,283,211		

1 Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,220	2002	1988
1 St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,869	2002	1968
2			2%	578	514,089		
117	**Multifamily Properties**			**25,095**	**20,832,131**	**1998**	**1980**
6	**Multifamily Properties Under Construction**			**1,368**	**1,212,400**		

Avg. square footage	830
Avg. units per property	214
Avg. age of property	22

(1) Also has 11,836 square feet of commercial/retail space.
(2) Also has 9,512 square feet of commercial space.

OTHER REAL ESTATE ASSETS

Manufactured Housing Communities							
Green Valley	2130 Sunset Dr.	Vista	CA	157 pads		2002	1973
Riviera	2038 Palm St.	Las Vegas	NV	450 pads		2002	1969
Recreational Vehicle Parks							
Circle RV	1835 E. Main St.	El Cajon	CA	179 spaces		2002	1977
Vacationer	1581 E. Main St.	El Cajon	CA	159 spaces		2002	1973
Diamond Valley	344 N. State St.	Hemet	CA	224 spaces		2002	1974
Golden Village	3600 W. Florida Ave.	Hemet	CA	1019 spaces		2002	1972
Riviera RV	2200 Palm St.	Las Vegas	NV	136 spaces		2002	1969
Office Buildings							
Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA		17,400	1997	1988
Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA		5,200	2002	1978
Moore Street Office Building	3205 Moore St.	San Diego	CA		2,000	2002	1957
Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA		38,940	2001	1982

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: September 2002 through September 2003 (inclusive)

Market	Single Family Data					Multi-Family Data			All Residential Data	
	Median SF Price (2002)	2002 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
Boston	$395,900	69%	1,530,000	4,429	0.3%	670,800	2,484	0.4%	6,913	0.3%
New York PMSA	$310,000	70%	760,000	2,670	0.4%	2,920,000	11,349	0.4%	14,019	0.4%
Nassau-Suffolk	$312,900	112%	740,000	3,452	0.5%	240,000	661	0.3%	4,113	0.4%
Philadelphia	$146,100	175%	1,532,000	12,223	0.8%	515,100	3,242	0.6%	15,465	0.8%
Chicago	$220,900	121%	1,700,000	30,632	1.8%	1,404,900	9,788	0.7%	40,420	1.3%
Miami/Ft. Lauderdale	$192,700	98%	717,000	11,902	1.7%	876,000	12,179	1.4%	24,081	1.5%
Denver	$228,100	113%	582,000	13,043	2.2%	274,900	4,021	1.5%	17,064	2.0%
Austin	$156,500	153%	326,000	7,830	2.4%	169,900	2,322	1.4%	10,152	2.0%
Wash. D.C. PMSA	$250,200	117%	1,299,000	31,482	2.4%	644,300	10,393	1.6%	41,875	2.2%
Minneapolis	$185,000	103%	818,000	19,394	2.4%	351,800	6,403	1.8%	25,797	2.2%
Dallas-Ft. Worth	$135,700	174%	1,381,000	40,344	2.9%	650,000	12,465	1.9%	52,809	2.6%
Houston	$132,800	170%	1,027,000	33,449	3.3%	547,700	16,269	3.0%	49,718	3.2%
Phoenix	$143,300	157%	970,000	45,036	4.6%	360,500	5,663	1.6%	50,699	3.8%
Orlando	$136,000	152%	482,000	21,054	4.4%	201,500	5,027	2.5%	26,081	3.8%
Atlanta	$146,500	178%	1,122,000	50,975	4.5%	467,800	12,107	2.6%	63,082	4.0%
Las Vegas	$159,800	132%	440,000	29,966	6.8%	215,700	8,276	3.8%	38,242	5.8%
Totals	$209,616	132%	15,426,000	357,881	2.3%	10,510,900	122,649	1.2%	480,530	1.9%
Seattle	$254,000	100%	656,000	11,322	1.7%	354,487	5,513	1.6%	16,835	1.7%
Portland	$180,400	134%	561,000	10,638	1.9%	225,335	4,157	1.8%	14,795	1.9%
San Francisco	$511,100	68%	368,000	1,411	0.4%	344,000	1,959	0.6%	3,370	0.5%
Oakland	$412,100	73%	625,000	6,876	1.1%	270,000	3,759	1.4%	10,635	1.2%
San Jose	$504,400	78%	388,000	2,682	0.7%	192,000	3,239	1.7%	5,921	1.0%
Los Angeles	$280,900	89%	1,877,000	9,692	0.5%	1,392,963	8,947	0.6%	18,639	0.6%
Ventura	$341,700	89%	199,000	2,422	1.2%	53,295	1,020	1.9%	3,442	1.4%
Orange	$415,300	72%	628,000	6,175	1.0%	340,800	4,280	1.3%	10,455	1.1%
San Diego	$356,300	71%	664,000	9,607	1.4%	375,664	6,541	1.7%	16,148	1.6%
PNW	$220,073	116%	1,217,000	21,960	1.8%	579,822	9,670	1.7%	31,630	1.8%
No Cal	$464,413	73%	1,381,000	10,969	0.8%	806,000	8,957	1.1%	19,926	0.9%
So Cal	$324,418	82%	3,368,000	27,896	0.8%	2,162,722	20,788	1.0%	48,684	0.9%
ESSEX	$335,538	87%	5,966,000	60,825	1.0%	3,548,543	39,415	1.1%	100,240	1.1%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

Single Family Affordability - Equals the ratio of the **actual Median Household Income to the Income **required** to purchase the Median Priced Home.*

*The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate.*

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

Essex Markets Forecast 2004: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*				Job Forecast**		Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock	Est.New Jobs Dec-Dec	% Growth	Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	2,300	0.6%	8,400	1.3%	17,000	1.3%	Flat	94.5%
Portland	2,200	1.0%	9,700	1.8%	10,000	1.1%	Flat	93.0%
San Francisco	1,400	0.4%	1,100	0.3%	6,000	0.5%	Flat	95.0%
Oakland	1,500	0.6%	6,000	1.0%	11,000	1.0%	Flat	95.0%
San Jose	1,800	0.5%	1,800	0.5%	6,000	0.7%	Flat	94.0%
Ventura	700	1.4%	2,300	1.2%	2,800	1.0%	2%	96.0%
Los Angeles	7,000	0.5%	8,500	0.5%	35,000	0.8%	2% to 4%	96.0%
Orange	3,000	0.9%	6,400	1.0%	21,000	1.5%	2% to 3%	96.0%
San Diego	4,000	1.0%	8,400	1.3%	21,000	1.7%	3%	96.0%

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2004 over the comparable actual figures for December 2003. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2003 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2004. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2004 vs.December 2003 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2004.